(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 1-6541

CUSIP NUMBER 7594310

For Period Ended: July 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before (on back page) Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REMEC, Inc.
Full Name of Registrant

Former Name if Applicable

3790 Via De La Valle, Suite 311
Address of Principal Executive Office (Street and Number)

Del Mar, California 92014
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been working diligently to prepare is consolidated financial statements and quarterly report on Form 10-Q for the fiscal quarter ended July 30, 2004 and such financial statements and quarterly report have been substantially completed. However, management requires additional time to review certain accounting matters to be reflected in the quarterly report. The Registrant expects to file its quarterly report on Form 10-Q for the quarter ended July 30, 2004 on September 9, 2004.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donald J. Wilkins	858	505-3198
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

REMEC, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	9/9/04	By	/s/ Donald J. Wilkins

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Form 12b-25 filed by REMEC, Inc. September 9, 2004

Part IV — Other Information

Attachment to Section (3)

Three Months Ended July 30, 2004 as Compared to Three Months Ended August 1, 2003

Net Sales And Gross Profit. Net sales for the three months ended July 30, 2004 increased 35.6 % over the comparable prior year period primarily in our commercial wireless systems products. Our defense & space sales were up significantly as well during this period. Continued downward pricing pressures in our commercial wireless markets combined with additional costs to begin production on new amplifier and filter products and relocate our manufacturing operations from Finland to China and Costa Rica resulted in a decline in our gross margin as a percentage of net sales from 24.8% for the second quarter of fiscal 2004 to 9.1% in the comparable period of fiscal 2005.

Segment Information. The following segment information should be read in conjunction with the financial results of each reporting segment as detailed in Note 9 of the Condensed Consolidated Financial Statements. Results within each of our business segments were as follows:

Wireless Systems. Net sales increased 40.3%, from $60.2 million for the three months ended August 1, 2003 to $84.5 million for the three months ended July 30, 2004. Increased sales of the Company’s original equipment (OEM) amplifier products, filters, tower mounted antennas and high frequency point-to-point outdoor radios and transceivers (ODUs) were partially offset by reduced amplifier sales to network operators and decreased Fixed Wireless product sales as a result of their divestiture. The reduction in demand from network operators was the result of consolidations in the U.S marketplace.

Gross profit as a percentage of net sales decreased from 21.8% for the three months ended August 1, 2003 to 4.0% for the three months ended July 30, 2004. The decline was the result of price reductions on certain products, higher reserves, and start up costs required to begin production on new amplifier and filter products and relocate our manufacturing operations from Finland to China and Costa Rica as discussed earlier. Results for the second quarter of fiscal 2004 included a favorable impact totaling $2.8 million of low cost basis inventory obtained in our acquisition of Spectrian. These sales declined to $0.6 million in the second quarter of fiscal 2005.

Operating expenses (including restructuring impacts) as a percentage of sales decreased to 24.9% of sales from 35.5% in the comparable year earlier quarter. For the three months ended July 30, 2004 operating expenses decreased by $0.3 million, or 1.4%, from $21.4 million for the three months ended August 1, 2003 to $21.1 million for the three months ended July 30, 2004. Additional bad debt expense, strategic consulting, and the Sarbanes-Oxley implementation costs were mostly offset by the reversal of reserves related to the sale of buildings in Finland.

In July 2004, we took a charge of $62.4 million for the impairment of goodwill on the wireless business segment (see Note 10).

Excluding the impact of discontinued operations, the net loss of the Wireless Systems segment was $(6.6) million for the three months ended August 1, 2003 versus $(79.7) million for the three months ended July 30, 2004.

Defense & Space. Net sales increased 21.4%, from $20.0 million for the three months ended August 1, 2003 to $24.3 million for the three months ended July 30, 2004. The increase was primarily attributable to increased production program sales. Gross profit as a percentage of net sales decreased from 33.9% for the three months ended August 1, 2003 to 27.2% for the three months ended July 30, 2004. The decrease was primarily the result of increased direct materials content in the current production programs partially offset by lower manufacturing overhead. Operating expenses expressed as a percentage of net sales were 12.0% for the three months July 30, 2004, unchanged from the prior year quarter ended August 1, 2003. Net income for the Defense & Space segment of $3.7 million was down slightly from $3.9 million recorded in the prior year quarter primarily due to the lower gross margins.

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Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A, decreased from 14.4% of sales for the three months ended August 1, 2003 to 13.0% of sales for the three months ended July 30, 2004. SG&A costs totaled $14.2 million for the three months ended July 30, 2004 as compared to $11.6 million for the comparable prior year quarter, an increase of $2.6 million. The increase was primarily due to an increase of bad debt reserves, additional expenses for strategic consulting, and the Sarbanes-Oxley implementation.

Research And Development Expenses. Research and development expenses, or R&D, decreased $1.2 million or 10.5% for the three months ended July 30, 2004 as compared to the comparable prior year quarter. Expenses were $11.7 million in the comparable prior year period as compared to $10.5 million for the three months ended July 30, 2004. The decrease was primarily due to the sale of the Fixed Wireless product line in May 2004 and the result of improved discretionary cost controls. As a percentage of net sales, research and development expenses decreased to 9.7% for the three months ended July 30, 2004 compared to 14.7% in the comparable prior year.

Restructuring Charges. Results for the three months ended August 1, 2003 include a restructuring charge of $0.4 million related to the sub-lease of two facilities closed as part of the Company’s fiscal 2002 restructuring plan. For the three months ended July 30, 2004, the Company recognized a credit in the amount of $0.8 million predominantly related to the reversal of reserves related to the sale of a buildings in Finland.

Impairment of Goodwill. During the three months ended July 30, 2004, the Company determined there were indicators of impairment for the Wireless Systems reporting segment as a result of changes in management assumptions with respect to revenue growth and gross margins. The Company tested the goodwill of the reporting segment for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. The performance of the test required a two-step process. The first step of the test involved comparing the fair value of the affected reporting unit with the reporting segment’s aggregate carrying value, including goodwill. The Company estimated the fair value of the Wireless Systems reporting segment as of July 2004 using the income approach methodology of valuation. The estimates used reflect the Company’s inability to gain market share or attain the level of profitability previously anticipated. As a result, the Company has not met its initial plan and has thus changed the assumptions used in its impairment analysis. As a result of this comparison, the Company determined that the carrying value of the Wireless Systems business unit exceeded its implied fair value as of July 2004. Based on this assessment, the Company recorded a charge of $62.4 million to write down the value of goodwill associated with the Wireless Systems reporting segment (see Note 10).

Interest income and other, net. Interest income and other, net, were $0.5 million for the three months ended July 30, 2004. This resulted primarily from amortization of deferred gains on the prior sale of assets and foreign exchange gains on working capital balances in the Company’s foreign entities totaling $0.7 million. These were partially offset by interest and other miscellaneous expenses tolling $(0.2) million.

Provision For Income Taxes. During the third quarter of fiscal 2003, the Company elected to discontinue its prior practice of recording a tax benefit for its operating losses. Accordingly, no tax benefit has been recorded during fiscal 2004. Income tax payments for the three months ended July 2004 and the comparable year earlier period reflect tax payments to various state tax entities.

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